Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT IN RELATION TO APPROVAL BY THE CSRC OF THE APPLICATION FOR THE NON-PUBLIC ISSUANCE OF OVERSEAS LISTED FOREIGN SHARES (H SHARES) OF THE COMPANY

References are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 29 October 2021 and 11 January 2022, and the circular of the Company dated 11 November 2021 (the “Circular”), in relation to, among other things, (i) the proposed issue of 803,571,428 new A Shares to CSAH; and (ii) the proposed issue of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung. Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Circular.

The Company recently received the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke 2022 No. 497) (《關於核准中國南方航空股份有限公司發行境外上市外資股的批復》（證監許可 [2022] 497 號）) (the “Approval”) issued by the CSRC. Pursuant to the Approval, the CSRC has approved the issue of not more than 855,028,969 overseas listed foreign shares by the Company, all of which are ordinary shares with the nominal value of RMB1 per share. The Approval shall be effective for a term of 12 months from the date of the Approval.

The Company will continue to deal with subsequent matters in respect of the issuance in accordance with relevant laws and regulations and the requirements set out in the Approval and disclose the relevant information in a timely manner according to the progress of relevant matters. Investors are advised to pay attention to the investment risks.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

18 March 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

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